Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, NJ 08540
December 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Lulu Cheng Sandra Hunter Berkheimer David Lin

Re:	Miami International Holdings, Inc.
Registration Statement on Form S-1
Filed December 9, 2025
File No. 333-292028
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Miami International Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the effective date of its Registration Statement on Form S-1 (File No. 333-[•]) (the “Registration Statement”), so that it may become effective at 5:00 p.m., Eastern Standard Time on December 11, 2025, or as soon thereafter as practicable.
The Registrant hereby authorizes Herbert Kozlov or Danielle Carbone of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by telephone call to Herbert Kozlov at (212) 549-0241 or Danielle Carbone at (212) 549-0229.

Sincerely,

/s/ Thomas P. Gallagher
Thomas P. Gallagher Chairman & Chief Executive Officer
Miami International Holdings, Inc.

cc:	Barbara Comly, Esq. Miami International Holdings, Inc.

Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, NJ 08540
December 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Lulu Cheng Sandra Hunter Berkheimer David Lin

Re:	Miami International Holdings, Inc.
Registration Statement on Form S-1
Filed December 9, 2025
File No. 333-292028
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Miami International Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern Standard Time on December 11, 2025, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, the undersigned, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Piper Sandler & Co.

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC
By: /s/ Howard Chen
Name: Howard Chen
Title: Global Chair of Investment Banking

MORGAN STANLEY & CO. LLC
By: /s/ Jyri Wilska
Name: Jyri Wilska
Title: Managing Director

PIPER SANDLER & CO.
By: /s/ Demetrios Hadgis
Name: Demetrios Hadgis
Title: Managing Director
[Signature Page to Request for Acceleration of Effectiveness]